                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K


(MARK ONE)

   [X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

   [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                  TO
                              ------------------  ------------------

                                   ----------

                        COMMISSION FILE NUMBER 001-11953

                                   ----------



A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN
                        4400 POST OAK PARKWAY, SUITE 1000
                              HOUSTON, TEXAS 77027

B.         NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
               AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              WILLBROS GROUP, INC.
                               PLAZA 2000 BUILDING
                             50TH STREET, 8TH FLOOR
                               P.O. BOX 0816-01098
                           PANAMA, REPUBLIC OF PANAMA
                         TELEPHONE NO.: 011-507-213-0947

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                                TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
Report of Independent Registered Public Accounting Firm                                                               1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
        December 31, 2003 and 2002                                                                                    2

     Statements of Changes in Net Assets Available for Plan Benefits
        Years ended December 31, 2003 and 2002                                                                        3

     Notes to Financial Statements
        December 31, 2003 and 2002                                                                                4 - 9

SUPPLEMENTAL SCHEDULES:

Schedule 1 - Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
     Year ended December 31, 2003                                                                                    10

Schedule 2 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2003                                                                                               11


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Willbros Employee Benefits Committee
Willbros USA, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2003 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Houston, Texas
June 25, 2004

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002

                                                               2003            2002
                                                            -----------     -----------
Investments, at fair value                                  $18,155,238      14,324,690
Investments, at contract value                                2,744,284       2,972,812
Non interest-bearing cash                                        52,469              --
Accrued investment income                                         2,763           3,625
Due from broker                                                      --         227,169
Contributions receivable:
     Employer - cash                                              3,861          42,543
     Employer - stock                                             1,830          10,923
     Participants                                                15,600         121,499
Due to broker                                                        --        (234,097)
                                                            -----------     -----------
                 Net assets available for plan benefits     $20,976,045      17,469,164
                                                            ===========     ===========


See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2003 and 2002


                                                                          2003              2002
                                                                      ------------      ------------
Investment income (loss):
     Net appreciation (depreciation) in fair value of investments     $  3,815,663        (2,926,002)
     Dividends                                                              37,696            49,611
     Interest                                                               33,973            36,210
                                                                      ------------      ------------
                                                                         3,887,332        (2,840,181)
                                                                      ------------      ------------
Contributions:
     Employer - cash, net of forfeitures                                   582,195           619,900
     Employer - stock                                                      234,859           453,813
     Participants                                                        1,773,153         2,132,536
     Rollovers                                                              44,082           161,220
                                                                      ------------      ------------
                                                                         2,634,289         3,367,469
                                                                      ------------      ------------
Benefits paid to participants                                           (2,909,454)       (6,619,390)
Trustee and other fees                                                    (105,286)          (95,728)
                                                                      ------------      ------------
                 Net increase (decrease)                                 3,506,881        (6,187,830)

Net assets available for plan benefits:
     Beginning of year                                                  17,469,164        23,656,994
                                                                      ------------      ------------
     End of year                                                      $ 20,976,045        17,469,164
                                                                      ============      ============


See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(1)    DESCRIPTION OF PLAN

       The following description of the Willbros Employees' 401(k) Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering eligible employees of Willbros USA, Inc., Willbros Engineers, Inc., Willbros RPI, Inc., Willbros Operating Services, Inc., and Willbros Energy Services Company (collectively the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    ADMINISTRATION

              The Plan's investments and cash are held by Bank of Oklahoma, N.A. and administered under a trust agreement with the Company. The Plan's investment options are managed by Frank Russell Trust Company (FRTC), which has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved plan options; however, the Willbros Employee Benefits Committee retains the right to change the options available to participants.

       (c)    ELIGIBILITY

              Eligible employees begin participation in the Plan after completing three months of service, as defined in the plan document.

       (d)    CONTRIBUTIONS

              Effective June 1, 2002, participants may contribute by payroll deductions from 1% to 50% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. Previously, participants could contribute from 1% to 20% of their compensation. Effective June 1, 2002, participants who are age 50 or older at any time during the plan year may elect to make an additional catch-up contribution of up to $2,000 and $1,000 in 2003 and 2002, respectively. The catch-up contribution is not eligible for Company matching. Effective January 1, 2003, the Company matches employee contributions, up to a maximum of 4% of salary in the form of cash or Willbros Group, Inc. common stock, as elected by the employee. Previously, the Company matched employee contributions, up to a maximum of 4% of salary as follows: 100% in the form of cash or 125% in the form of Willbros Group, Inc. common stock, as elected by the employee. Effective January 1, 2003, Company matching contributions elected in Willbros Group, Inc. common stock were immediately subject to investment direction by the participant. Prior to January 1, 2003, Company matching contributions elected in Willbros Group Inc. common stock were not subject to the participants' investment direction for a two-year period and were not available for loans or withdrawals during such two-year period.

              Participants may also elect to rollover distributions from a former employer's qualified retirement plan, an individual retirement account or annuity.


                                       4                             (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       (e)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (f)    VESTING

              Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: one to two years - 25%; two to three years - 50%; three to four years - 75%; and over four years - 100%.

       (g)    FORFEITURES

              The portion of a participant's Company contribution account that is forfeited because of termination of employment before full vesting is used to reduce the Company's future contributions. During 2003 and 2002, forfeitures reduced Company contributions by $16,816 and $29,119, respectively. Forfeitures available to reduce future Company contributions totaled $40,254 and $3,174 at December 31, 2003 and 2002, respectively.

       (h)    PAYMENT OF PLAN BENEFITS

              Upon termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $5,000, defer distribution until age 65 is reached or death occurs.

              Participants may make a withdrawal of their after-tax contribution account, the vested percentage of their Company contribution account and, if over age 59-1/2, their pretax contribution accounts provided that amounts withdrawn from any account have been in that account for more than two years. Only one withdrawal is permitted within any twelve-month period. If a participant makes a withdrawal the participant is suspended from Company matching contributions for a six-month period.

              Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances. Participants electing to take a hardship withdrawal are suspended from making contributions to the Plan for a six-month period.

       (i)    PARTICIPANT LOANS

              Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the vested portion of his or her account, or $50,000 less the participant's highest outstanding loan balance during the preceding 12 months. The minimum loan is $1,000.


                                       5                             (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       (j)    INVESTMENT OPTIONS

              Participants may direct the investment of their account as follows:

              SPECIFICALLY DIRECTED INVESTMENTS

              Participants who were employed by Willbros USA, Inc. or Willbros Energy Services Company on December 31, 1996 may direct the investment of their accounts into savings accounts, certificates of deposits, obligations of the United States, common and preferred stocks, call and put options, bonds, debentures and other debt instruments and stock, debt or securities issued by private placement.

              CORE INVESTMENT OPTIONS

              Participants may direct the investment of their accounts into the following core investments:

                        Russell Investment Contract Fund
                        Russell Fixed Income I Fund
                        Russell Balanced Income Fund
                        Russell Domestic Conservative Fund
                        Russell Global Balanced Fund
                        Russell Aggressive Balanced Fund
                        Russell Global Equity Fund
                        Russell Equity I Fund
                        Russell All International Markets Fund
                        Russell Small Cap Fund
                        Willbros Group, Inc. Common Stock

              FLEXIBLE CHOICE OPTIONS

              Participants who are currently employed may direct the investment of existing account balances, but not current contributions, in 1% increments into approximately 400 mutual funds.

       (k)    ADMINISTRATIVE EXPENSES

              Administrative expenses of the Plan (except transaction fees for participants' specifically directed investments and trustee fees) are paid by the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION AND USE OF ESTIMATES

              The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (b)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


                                       6                             (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       (c)    RECLASSIFICATIONS

              Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

       (d)    VALUATION OF INVESTMENTS AND INCOME RECOGNITION

              Investments in equity securities and mutual funds are recorded at fair value based upon quoted market prices. Investments in common collective trust funds are recorded at fair value based upon quoted market prices of the underlying assets. Participant loans are valued at cost, which approximates fair value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits.

              Purchase and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

              The Plan holds units of the Russell Investment Contract Fund (Investment Contract Fund). The Investment Contract Fund invests primarily in group annuity contracts and synthetic investment contracts and is fully benefit-responsive. The Investment Contract Fund is recorded at contract value which approximates fair value. The average yield of the Investment Contract Fund was 4.09% and 5.46% for the years ended December 31, 2003 and 2002, respectively.

(3)    INVESTMENTS

       The following table presents the fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002.

                                                 2003           2002
                                              ----------      ---------
        Russell Investment Contract Fund      $2,744,284      2,972,812
        Russell Fixed Income I Fund            1,864,600      2,382,642
        Russell Global Balanced Fund           2,084,141      1,880,900
        Russell Equity I Fund                  3,200,048      2,353,844
        Russell Small Cap Fund                 2,373,896      1,358,998
        Willbros Group, Inc. common stock      2,065,385      1,520,453


                                       7                             (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,815,663 and $(2,926,002), respectively, as follows:

                                             2003             2002
                                          -----------      -----------
        Mutual funds                      $   276,732         (191,168)
        Common stock                          854,893       (1,552,042)
        Common collective trust funds       2,684,038       (1,182,792)
                                          -----------      -----------
                                          $ 3,815,663       (2,926,002)
                                          ===========      ===========

(4)    WILLBROS GROUP, INC. COMMON STOCK

       Each participant is entitled to exercise voting rights attributable to the shares of Willbros Group, Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If instructions have not been given by the participant, the trustee will vote the Willbros Group, Inc. common stock credited to the participant's account in the same proportion as it votes those shares allocated to participants' accounts for which it receives voting instructions.

(5)    RISKS AND UNCERTAINTIES

       The Plan provides for investments in equity securities, mutual funds, common/collective trust funds, and Willbros Group, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(7)    TAX STATUS

       The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service (IRS) has determined that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter dated August 1, 2002 was received from the IRS. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.


                                       8                             (Continued)

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(8)    NONEXEMPT TRANSACTIONS

       As reported on Schedule 1, a participant's contribution was not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2003.

(9)    RELATED-PARTY TRANSACTIONS

       The Plan allows for investment in the Company's common stock. The Plan also invests in a money market fund issued by Bank of Oklahoma. The Company is the Plan sponsor and Bank of Oklahoma is the Plan's trustee; therefore, these transactions qualify as party-in-interest. These are exempt party-in-interest transactions under ERISA.

(10)   SUBSEQUENT EVENTS

       On March 29, 2004, the Company's board of directors approved, by unanimous written consent, the merger of the following plans of affiliates into the Plan effective June 1, 2004 (the Merger Date)

              Mt. West Fabrication Plants and Stations, Inc. 401(k) Plan,

              Pacific Industrial Electric, Inc. 401(k) Plan, and

              Process Engineering Design, Inc. 401(k) Plan

       The respective trustees have been directed to transfer plan assets to the trustee of the Plan as soon as administratively feasible after the Merger Date.

       In addition, effective April 1, 2004, participants may contribute up to 75% of their compensation to the Plan.

                                                                      SCHEDULE 1


                      WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

     Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

                          Year ended December 31, 2003


PARTICIPANT CONTRIBUTIONS   TOTAL THAT CONSTITUTES NONEXEMPT
TRANSFERRED LATE TO PLAN        PROHIBITED TRANSACTIONS
-------------------------   --------------------------------
$   108                     $  108

See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                    DESCRIPTION OF INVESTMENT
             IDENTITY OF ISSUE, BORROWER,                         INCLUDING MATURITY DATE, RATE
               LESSOR, OR SIMILAR PARTY                        OF INTEREST, PAR, OR MATURITY VALUE                   CURRENT VALUE
   -------------------------------------------   ---------------------------------------------------------------   ----------------
*  AP Cash Management                            Cash                                                              $       158,493
   Various                                       Brokerage Accounts Flexible Choice Option                                 969,500
   Various                                       Brokerage Accounts Specifically Directed Investments                    1,530,585
   Russell Investment Group                      Russell Equity I Fund, 94,452 units                                     3,200,048
   Russell Investment Group                      Russell Fixed Income I Fund, 79,616 units                               1,864,600
   Russell Investment Group                      Russell Small Cap Fund, 101,405 units                                   2,373,896
   Russell Investment Group                      Russell Investment Contract Fund, 99,416 units                          2,744,284
   Russell Investment Group                      Russell Balanced Income Fund, 40,732 units                                665,568
   Russell Investment Group                      Russell Domestic Conservative Fund, 11,004 units                          259,587
   Russell Investment Group                      Russell Global Balanced Fund, 67,448 units                              2,084,141
   Russell Investment Group                      Russell Aggressive Balanced Fund, 56,187 units                            998,448
   Russell Investment Group                      Russell Global Equity Fund, 16,587 units                                  538,739
   Russell Investment Group                      Russell All International Markets Fund, 36,286 units                      858,535
*  Participant Loans                             Interest rates ranging from 5.0% to 10.5%                                 587,713
*  Willbros Group, Inc.                          Common Stock, 171,829 shares                                            2,065,385
                                                                                                                    ----------------
               Total assets (held at end of year)                                                                   $   20,899,522
                                                                                                                    ================
*  Indicates a party-in-interest.


See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Willbros Employees' 401(k)
                                           Investment Plan

Date: June 25, 2004                   By:  /s/ Dennis G. Berryhill
                                           -------------------------------------
                                           Dennis G. Berryhill
                                           Willbros Employee Benefits Committee

                                  EXHIBIT INDEX


    EXHIBIT
     NUMBER                                EXHIBIT
  ------------      ---------------------------------------------------------
       23           Consent of Independent Registered Public Accounting Firm